

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via E-mail
Jianhua Lv
Chief Executive Officer
Sinocoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road, 10th Floor
ChengshiXin Yong She, Tiyu Road,
Xinhua District, Pingdingshan, Henan Province
People's Republic of China 467000

> Re: **Sinocoking Coal and Coke Chemical Industries, Inc.**
> **Post-effective Amendment No. 1 to Form S-3 on Form S-1**
> **Filed January 14, 2015**
> **File No. 333-178325**

Dear Mr. Lv:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not accelerate the effectiveness of your registration statement until the resolution of the outstanding comments on your Form 10-K for the fiscal year ended June 30, 2014

2. Please tell us whether any offers or sales were made under your Form S-3 registration statement between the time you filed your Form 10-K on September 29, 2014 and this Post-Effective Amendment No. 1 to Form S-3 on S-1. If so, please provide the dates and amounts of securities sold during that period. If such sales have been made, please also provide us with a legal analysis regarding your compliance with Sections 5 and 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) be delivered before or at the same time with a confirmation of sale of a security. We note that for purposes of Securities Act Rule

401(b), the filing of a Form 10-K operates as a Section 10(a)(3) update to a Form S-3 registration statement. Therefore, since you were not eligible to use the Form S-3 at the time of such updating through the filing of the Form 10-K, you were required to file a post-effective amendment on Form S-1 at the time you filed your Form 10-K. Please refer to the Compliance and Disclosure Interpretations Securities Act Rules Question 198.02 and Securities Act Forms Question 114.04.

3. Please clarify the exact amount and type of securities you are registering in your registration statement. We note that the description of shares being registered under the "Explanatory Note" does not match the shares listed on the prospectus cover page or under "Securities offered" on page three.

4. We note that your description on the cover page and on page three says that you are registering 822,369 shares of common stock issuable upon exercise of the Series C Warrants "and the issuance of the Series C Warrants." Please clarify whether the Series C Warrants are already issued and outstanding and you are registering only the underlying common stock, or if you are instead registering both the issuance of the Series C Warrants and the underlying common stock. Please make a similar clarification with respect to the Placement Agent Warrants.

Signatures

5. Please revise to include the signature of the company's principal accounting officer or controller. If one person acts in more than one capacity, you must indicate on the signature page all of the capacities in which the person is signing the form.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Erin Jaskot, Staff Attorney, at (202) 551-3442 with any questions.

    Sincerely,

    /s/ Erin K. Jaskot, *for*

    Pamela Long
    Assistant Director

Cc: Via E-mail
        Anthony Basch, Esq.